                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                           Tomorrow's Morning, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer)


                          Common Stock, No Par Value
--------------------------------------------------------------------------------
                          (Title of Class of Securities)


                                  890087 10 9
                   ----------------------------------------
                                (CUSIP Number)


                  S-M Investments, 5537 North Newcastle Lane
                  Calabasas, California 91302 (818) 313-8729
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 15, 1997
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 3 Pages
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-----------------------                                  ---------------------
 CUSIP NO. 890087 10 9                   13D               PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S-M  Investments, a California general partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 1 TO SCHEDULE 13D


ITEM 1.    Security and Issuer.
           -------------------

           Title of Class:                     Common Stock, no par value

           Issuer:                             Tomorrow's Morning, Inc.

           Principal Executive Offices:        125 South Barrington Place
                                               Los Angeles, California 90049

ITEM 5.    Interest in Securities of the Issuer.
           ------------------------------------

     (a) S-M Investments (the "Reporting Person") has disposed of its entire beneficial ownership interest in Tomorrow's Morning, Inc.

     (b)   Not applicable.

     (c) On September 15, 1997 (effective as of July 1, 1997), the Reporting Person privately transferred one-third of its stock options in Tomorrow's Morning, Inc. to each of its three partners (Lawrence Solomon, Kevin A. Grayson and the Mazel Trust). As a result, each partner received, without consideration, options for the purchase of 120,461 shares of Tomorrow's Morning, Inc. Common Stock, leaving the Reporting Person with no further interest in Tomorrow's Morning, Inc.


     (d)   Not applicable.

     (e)   September 15, 1997.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: October 6, 1997                     S-M INVESTMENTS


                                                By: /s/ Lawrence Solomon
                                                    ----------------------------
                                                    Lawrence Solomon, Partner

                                 Page 3 of 3